VIA EDGAR

July 3, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Aamira Chaudhry

RE:    Aerojet Rocketdyne Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 21, 2018
File No. 001-01520

Ladies and Gentlemen:
We received your letter dated June 20, 2018, including comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Exchange Act Report of Aerojet Rocketdyne Holdings, Inc. (the “Company”). For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Net Cash Provided by Operating Activities, page 38

1.	In your analysis of operating cash flow, you refer to “income before income taxes adjusted for non-cash items.” Please explain to us and disclose how this amount is determined.
The Company acknowledges the Staff’s comment and in future filings the Company will present the calculation of "income before income taxes adjusted for non-cash items." The Company advises the staff that the Company has numerous non-cash expenses such as depreciation and amortization, stock-based compensation, and retirement benefit expenses. An example of the revised disclosure is presented in our response to Comment 2 below.

2.
Your discussion in regard to net cash provided by/used in operating activities in the Form 10-K and Form 10-Q for the fiscal period ended March 31, 2018 appears to be focused on how the amount of operating cash was derived for each period presented. Pursuant to instructions 1 and 4 of Instructions to Item 303(a), and the introductory paragraph of Item 303(b) and instruction 3 of Instructions to Item 303(b), of Regulation S-K, your discussion should be an analysis of the change in operating cash flow between comparable periods.

A portion of the change between periods is apparent from your current analysis. However, changes in other items, e.g., working capital, may not be apparent. Please revise your discussion to include a comparative analysis of all material items contributing to the change in operating cash flow between comparable periods.
The Company acknowledges the Staff’s comment and in future filings the Company will provide a discussion to include a comparative analysis of all material items contributing to the change in operating cash flow between comparable periods, as illustrated below.

	Year Ended
	December 31,	December 31,	November 30,
	2017	2016	2015
	(In millions)
Income (loss) before income taxes	$86.9	$29.2	$(15.9)
Non-cash expenses:
Depreciation and amortization	72.6	64.9	65.1
Amortization of debt discount and deferred financing costs	8.5	2.3	2.7
Stock-based compensation	22.0	12.9	8.6
Retirement benefits non-cash expense	73.2	68.9	67.6
Loss on debt repurchased	—	34.4	1.9
Other, net	0.7	0.6	(0.3)
Total non-cash expenses	177.0	184.0	145.6
Income before income taxes adjusted for non-cash items	263.9	213.2	129.7
Working capital (accounts receivable, inventories, current assets and liabilities, environmental recoveries and reserves, accounts payable, and advance payments on contracts)	20.2	(24.3)	(51.5)
Retirement benefits cash funding	(81.4)	(38.4)	(6.2)
Other	10.1	8.2	(4.4)
Cash provided by operating activities	$212.8	$158.7	$67.6
The $54.1 million increase in cash provided by operating activities in fiscal 2017 compared with fiscal 2016 was primarily driven by improved operating results of $50.7 million and cash generation from working capital of $44.5 million partially offset by $43.0 million of increased retirement benefit funding. The improved cash generation from working capital was primarily due to (i) a decrease in inventories on the Atlas V and PAC-3 contracts and (ii) an increase in customer advances partially offset by an increase in accounts receivables due to the timing of net sales and milestone billings on a space program contract.
The $91.1 million increase in cash provided by operating activities in fiscal 2016 compared with fiscal 2015 was primarily driven by improved operating results of $83.5 million and a decrease of $27.2 million in cash used for working capital partially offset by $32.2 million of increased retirement benefit funding. The decrease in cash used for working capital was primarily due to (i) a decrease in accounts receivable due to the timing of net sales and milestone billings and (ii) an increase in accounts payable due to vendor payment schedules.
Contractual Obligations, page 41

3.
You disclose below the table that you also issue purchase orders and make other commitments to suppliers for equipment, materials, and supplies in the normal course of business. Please tell us what consideration was given to including these purchase orders and commitments in the contractual obligation table above. Refer to Item 303(a)(5)(D) of Regulation S-K for guidance.

The Company acknowledges the Staff’s comment and in future filings the Company will include the total purchase obligations in the contractual obligations table. The Company will include the following disclosure in its upcoming Form 10-Q for the period ended June 30, 2018.

Contractual Obligations:
We have contractual obligations and commitments in the form of debt, leases, purchase obligations, certain other liabilities, and other commitments. The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In millions)
Contractual Obligations:
Long-term debt:
Senior debt	$370.0	$25.0	$65.0	$280.0	$—
Convertible senior notes	300.0	—	—	—	300.0
Capital lease obligations	0.9	0.2	0.4	0.3	—
Interest on long-term debt (1)	84.5	20.7	38.2	19.1	6.5
Huntsville building commitments	83.1	2.2	7.4	7.5	66.0
Outsourced information technology commitment	121.9	29.4	52.7	39.8	—
Postretirement medical and life insurance benefits (2)	33.6	4.8	8.7	7.4	12.7
Purchase obligations (3)	1,142.9	826.8	299.9	16.1	0.1
Operating leases	95.1	15.1	28.7	27.4	23.9
Conditional asset retirement obligations (4)	44.0	1.3	2.6	17.6	22.5
Total	$2,276.0	$925.5	$503.6	$415.2	$431.7
________
(1) Includes interest on variable debt calculated based on interest rates at December 31, 2017.
(2) The payments presented above are expected payments for the next 10 years. The payments for postretirement medical and life insurance benefits reflect the estimated benefit payments of the plans using the provisions currently in effect. The obligation related to postretirement medical and life insurance benefits is actuarially determined on an annual basis. A substantial portion of these amounts are recoverable through our contracts with the U.S. government.
(3) Purchase obligations represent open purchase orders and other commitments to suppliers, subcontractors, and other outsourcing partners for equipment, materials, and supplies in the normal course of business. These amounts are based on volumes consistent with anticipated requirements to fulfill purchase orders or contracts for product deliveries received, or expected to be received, from customers. A substantial portion of these amounts are recoverable through our contracts with the U.S. government.
(4) The conditional asset retirement obligations presented are related to our Aerospace and Defense segment and are allowable costs under our contracts with the U.S. government.

If you have any further questions or require additional information, please do not hesitate to contact me at 310-252-8142.

Sincerely,

/s/ Paul R. Lundstrom

Paul R. Lundstrom
Vice President and Chief Financial Officer